EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

January 7, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	LightJump Acquisition Corporation
Registration Statement on Form S-1
Registration No. 333-251435

Gentlemen:

In connection with the Registration Statement on Form S-1 of LightJump Acquisition Corporation, the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 9:00 a.m. on January 8, 2021 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that in excess of 350 copies of the Preliminary Prospectus dated January 6, 2021 have been or will be distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Steven Levine Title: CEO